UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )

Catalytica Energy Systems, Inc.
                  _____________________________________________
         (Name of Issuer)

Common Stock, $0.001 Par Value
 (Title of Class of Securities)

148884109
________________________________________________________________________
(CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
153 East 53rd Street		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
Roseland, New Jersey
07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2006
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No. 148884109
1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe *1
	David Greenhouse*1


2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable

6.	Citizenship or Place of Organization:	    United States

Number of	7.	Sole Voting Power:	*1
Shares Beneficially	8.	Shared Voting Power:	3,999,757*1
Owned by
Each Reporting	9.	Sole Dispositive Power:	*1
Person With	10.	Shared Dispositive Power:
3,999,757*1
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
*3,999,757*1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

13.	Percent of Class Represented by Amount in Row (11):     21.9%*1

14.	Type of Reporting Person (See Instructions):       IA, IN

*1 This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 899,692 shares of common stock owned by Special Situations Cayman Fund, L.P., 253,101 shares of common stock owned by Special Situations Fund III, L.P. and 2,846,964 shares of common stock owned by Special Situations Fund III QP, L.P. See Items 2 and 5 of this
Schedule 13D for additional information.



Item 1.	Security and Issuer.
This Schedule relates to the common stock of Catalytica Energy Systems, Inc. (the ?Issuer?). The Issuer?s principal executive offices are located at 1388 North Tech Blvd., Gilbert, Arizona 85233


Item 2.	Identity and Background.
The persons filing this report are Austin W. Marxe (?Marxe?) and David
M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?) and the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). AWM serves as the investment adviser to SSFQP. (SSF3, SSFQP, and Cayman will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.



Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available cash assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.
Cayman owns shares 899,692 shares of common stock or 4.9% of the shares outstanding, SSF3 owns 253,101 shares of common stock, or 1.4% of the shares outstanding, SSFQP owns 2,846,964 shares of common stock, or 15.6% of the shares outstanding. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 3,999,757 shares of common stock or 21.9% of the shares outstanding.


The following table reflects the acquisitions and dispositions by each of the Funds during the sixty days preceding the date of the event that requires the filing of this statement (each of which were effected in ordinary broker transactions):

No other trades were effected in the last 60 days.


A.  Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price


(Purchases)


During October 2006
2,487
$1.18
During November 2006
370,700
$1.35

Date
Quantity
Average Price

(Sales)



B.  Special Situations Fund III, L.P.

Date
Quantity
Average Price


(Purchases)


During October 2006
700
$1.18
During November 2006
120,000
$1.35


Date


Quantity


Average Price

(Sales)





C.  Special Situations Fund III QP, L.P.

Date
Quantity
Average Price


(Purchases)


During October 2006
8,300
$1.18
During November 2006
1,346,000
$1.35


Date


Quantity


Average Price

(Sales)

During October 2006
20,800
$1.18




Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

		Messrs. Marxe and Greenhouse, as owners of a majority of the capital stock or membership interests, as the case may be, of AWM, MGP and MG, control each such entity.

Item 7.	Material to be Filed as Exhibits.

	Exhibit A ? Joint Filing Agreement



Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 11, 2006




	/s/Austin W. Marxe
Austin W. Marxe



	/s/David W. Greenhouse
David W. Greenhouse




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).






JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the
Schedule 13G to which this agreement is attached is filed on behalf of each of them.



Dated:  December 11, 2006



	/s/Austin W. Marxe
Austin W. Marxe



	/s/David W. Greenhouse
David W. Greenhouse


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S5313/39
12/12/06 1291054.01